CLIFFORD CHANCE US LLP 31 WEST 52ND STREET NEW YORK, NY 10019-6131 TEL +1 212 878 8000 FAX +1 212 878 8375 www.cliffordchance.com

CONFIDENTIAL SUBMISSION VIA EDGAR	Direct Dial: +1 212 878 8332 E-mail: Andrew.Epstein @cliffordchance.com July 12, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Aspen REIT, Inc.
Confidential Draft Registration Statement on Form S-11

Ladies and Gentlemen:

On behalf of our client, Aspen REIT, Inc. (the “Company”), we are submitting a draft Registration Statement on Form S-11 (the “Registration Statement”) to the staff of the Securities and Exchange Commission for confidential non-public review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement submitted herewith relates to the initial public offering of the Company’s shares of common stock.

On behalf of our client, we confirm to you that as of the date of this letter, the Company is an emerging growth company, as defined in Section 2(a)(19) of the Securities Act.  In addition, on behalf of our client, we confirm to you that as of the date of this letter none of the disqualifying conditions set forth in Section 2(a)(19) have occurred.

A formal filing of the Registration Statement will be made at a later date.

If you have any questions or comments concerning this submission, please do not hesitate to contact the undersigned at (212) 878-8332.

Sincerely,

/s/ Andrew Epstein
Andrew Epstein

CC:	Aspen REIT, Inc.
Stephane De Baets
Michael Wirth

Clifford Chance US LLP
Jay L. Bernstein